UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

TheRealReal, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

88339P101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons GreyLion Partners LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,516,570
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,516,570

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,516,570
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.27%(1)
12.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 103,353,116 shares of Common Stock (“Common Shares”) outstanding as of November 1, 2023, as reported on the Issuer’s Form 10-Q filed on November 7, 2023.

1.	Names of Reporting Persons GreyLion Partners GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,516,570
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,516,570

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,516,570
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.27%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 103,353,116 Common Shares outstanding as of November 1, 2023, as reported on the Issuer’s Form 10-Q filed on November 7, 2023.

1.	Names of Reporting Persons PWP Growth Equity Fund II LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,785,182
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,785,182

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,785,182
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.60%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 103,353,116 Common Shares outstanding as of November 1, 2023, as reported on the Issuer’s Form 10-Q filed on November 7, 2023.

1.	Names of Reporting Persons PWP Growth Equity Fund II B LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,665,148
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,665,148

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,148
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.61%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 103,353,116 Common Shares outstanding as of November 1, 2023, as reported on the Issuer’s Form 10-Q filed on November 7, 2023.

1.	Names of Reporting Persons David Ferguson
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,516,570
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,516,570

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,516,570
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.27%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 103,353,116 Common Shares outstanding as of November 1, 2023, as reported on the Issuer’s Form 10-Q filed on November 7, 2023.

1.	Names of Reporting Persons Gilbert Baird
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,516,570
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,516,570

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,516,570
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.27%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 103,353,116 Common Shares outstanding as of November 1, 2023, as reported on the Issuer’s Form 10-Q filed on November 7, 2023.

Item 1(a).	Name of Issuer:

TheRealReal, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 55 Francisco Street, Suite 600, San Francisco CA 94133.

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1. GreyLion Partners LP
2. GreyLion Partners GP LLC
3. PWP Growth Equity Fund II LP (“Fund II”)
4. PWP Growth Equity Fund II B LP (“Fund II B”)
5. David Ferguson
6. Gilbert Baird

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is c/o GreyLion Partners, 900 Third Avenue, 23rd Floor, New York, NY 10022

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

88339P101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Fund II directly holds 5,785,182 Common Shares, Fund II B directly holds 1,665,148 Common Shares, and 66,240 Common Shares are directly held by an affiliate of the Reporting Persons, which shares were received upon vesting of restricted stock units granted to Gilbert Baird in respect of his service on the Issuers board of directors. GreyLion Partners LP has management and investment control of Fund II and Fund II B and GreyLion Partners GP LLC is the general partner of GreyLion Partners LP. David Ferguson and Gilbert Baird, as members of the GreyLion Investment Committee, share voting and investment control with respect to the reported securities. Accordingly, each of the foregoing may be deemed to beneficially own the reported securities. However, the filing of this statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

GREYLION PARTNERS LP

By:	/s/ Dina Colombo
Name: Dina Colombo Title: Authorized Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022 and incorporated by reference to the Reporting Persons’ 13G/A filed on February 14, 2022.